Exhibit 77(i)

Item 77(i): Terms of new or amended securities

Articles of Amendment to the Declaration and Agreement of Trust of Lord Abbett Securities Trust, a Delaware statutory trust (the “Trust”), executed on June 4, 2009, with an effective date of July 1, 2009, is attached hereto. The amendment changed the name of the existing Lord Abbett All Value Fund of the Trust to “Lord Abbett Fundamental Equity Fund”.